BH SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Total revenues	$	-
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional services	$	36,354
IT, data and communications		2,160
Licenses and registrations		4,415
Other operating expenses		576
Total expenses	$	43,505
NET LOSS	$	(43,505)

(The accompanying notes to financial statements are an integral part of these statements.)